April 1, 2021

Ms. Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Waycross Long/Short Equity Fund (the “Fund”), a series of Waycross Independent Trust (the “Trust”) (File Nos. 333-239562 and 811-23581)

Dear Ms. Browning:

This letter provides the Trust’s responses to the additional comments you provided on Thursday, April 1, 2021, on the preliminary proxy statement filed on behalf of the Fund on Wednesday, February 3, 2021, which incorporated the Trust’s initial response letter dated February 26, 2021 subsequent response letters dated March 22, 2021 (the “March 22 Letter”) and March 29, 2021. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment.

General

1.	Comment: Regarding Comment 12 in the March 22 Letter, the staff is of the opinion that the Waycross Focused Equity Fund needs to file a Schedule 14C Information Statement because of the Board’s involvement in the approval of the corporate action (i.e., the change of control).

Response: While the Trust does not necessarily agree with the staff’s position, it will file a Schedule 14C on behalf of the Focused Equity Fund.

Shareholder Letter

2.	Comment: Please correct your grammatical errors in Roman numeral ii and iii.

Response: The Trust has made the corrections.

Proxy Statement

3.	Comment: Please revise the second subheading under Proposal 2 to include a reference to the nomination for “Independent Trustee.”

Response: The Trust has made the requested changes.

4.	Comment: As required under Item 22(b)(15) (referencing Item 407(b)(1) under Reguation S-K), please state if any trustees attended fewer than 75% of the board meetings during the last fiscal year, or represent supplementally that no trustee attended fewer than 75% of the meetings.

Response: The Trust confirms that no trustee attended fewer than 75% of the meetings during the last fiscal year.

5.	Comment: Similarly, if the board as an attendance policy, please disclose it. See Item 407(b)(2) of Regulation S-K.

Response: The Trust does not have a policy regarding board members’ attendance at annual meetings of shareholders.

6.	Comment: As required under Item 22(b)(15) (referencing Item 407(f) under Reguation S-K), please describe the process for shareholders to communicate with the board about the trustees.

Response: The Trust has added the disclosure.

7.	Comment: Please disclose the number of times the Nominating Committee met during the Trust’s last fiscal year, or confirm supplementally that the committee did not meet during that period.

Response: The Trust confirms that the Nominating Committee did not meet during that period.

8.	Comment: Under the section “Voting Securities and Voting,” please delete the paragraph regarding broker non-votes because such votes will have no bearing on the proposals.

Response: The Trust has removed the disclosure.

Please contact me at (513) 629-9482 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Strauss Troy Co., LPA

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